

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 3, 2009

Mr. Cesar Ribeiro
Senior Vice President, Chief Financial Officer and Treasurer
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, New Jersey 07052

      RE: Lincoln Educational Services Corporation
             Form 10-K for the fiscal year ended December 31, 2008
             Filed March 13, 2009
             File No. 000-51371

Dear Mr. Ribeiro:

      The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director